SCM TRUST

AMENDED AND RESTATED DISTRIBUTION AND SERVICES PLAN
(Investor Class Shares)

This Plan (this “Plan”) constitutes the Distribution and Services Plan with respect to the Investor Class shares (the “Class”) of the Funds listed on Schedule A (together, the “Funds”), each Fund, a separate series of SCM Trust, adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). During the effective term of this Plan, the Funds may make payments to investment brokers or dealers (including any principal underwriter or distributor (the “Distributor”) of the Funds), plan administrators and other persons providing services to the Funds with respect to the Class upon the terms and conditions hereinafter set forth.

Section 1. The Funds may make payments to investment/securities brokers, dealers, plan administrators and the other persons providing services to the Funds with respect to the Class, including the Distributor and any affiliate of the Distributor, in the form of fees or reimbursements, as compensation for services provided and expenses incurred: 1) for purposes of promoting the sale of shares of the Class; 2) reducing redemptions of shares of the Class; 3) maintaining or improving services provided to Class shareholders; 4) with respect to the sale of shares of the Class; or 5) for providing personal services to investors in shares of the Class or the maintenance of shareholder accounts (“Eligible Services”). To the extent any such payments are made to the Distributor, the Distributor may in turn pay all or any portion of such payments to securities dealers, plan administrators and other persons (including, but not limited to, any affiliate of the Distributor, including in respect of salaries, benefits and incentive compensation of employees and agents of such affiliates attributable to Eligible Services) as commissions, asset-based sales charges, reimbursements or other compensation with respect to Eligible Services, and may retain all or any portion of such payments as compensation for the Distributor’s services as principal underwriter of the shares of the Class. The amount of such payments and the purposes for which they are made shall be determined by the Qualified Trustees (as defined below). Payments under this Plan shall not exceed in any fiscal year the annual rate of up to 0.25% of the average daily net asset value of the Class. Subject to the preceding sentence and Section 7 hereof, a majority of the Qualified Trustees may, at any time and from time to time, reduce or increase the amount of such payments covered by this Plan, or may suspend the operation of this Plan for such period or periods of time as they may determine.

Section 2. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of a majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Qualified Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 3. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2 above.

Section 4. The Trustees shall review, at least quarterly, a written report of the amounts covered by this Plan and the purposes for which such expenditures were made.

Section 5. This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the Class’s outstanding voting securities.

Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

(a)       that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the Class’s outstanding voting securities, on not more than 60 days’ written notice to any other party to the agreement; and

(b)       that such agreement shall terminate automatically in the event of its assignment.

Section 7. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 1 hereof without the approval of a majority of the outstanding voting securities of the Class, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2 above.

Section 8. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment,” “interested person” and “vote of a majority of the outstanding voting securities” shall have the respective meaning specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 9. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is made on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Funds.

Adopted: February 8, 2018

Revised: May 7, 2020

Schedule A
List of Funds Effective May 7, 2020

As Amended

Name of Fund	Approval Date
Shelton International Select Equity Fund	February 8, 2018
Shelton Tactical Credit Fund	February 8, 2018
Shelton Real Estate Income Fund	February 8, 2018
Shelton BDC Income Fund	February 8, 2018
Shelton Emerging Markets Fund	May 7, 2020
ICON Equity Fund	May 7, 2020
ICON Equity Income Fund	May 7, 2020
ICON Consumer Select Fund	May 7, 2020
ICON Natural Resources Fund	May 7, 2020
ICON Health and Information Technology Fund	May 7, 2020
ICON Utilities and Income Fund	May 7, 2020
ICON Flexible Bond Fund	May 7, 2020